Filed Pursuant to Rule 424(b)(3)

Registration No. 333-218289

Prospectus Supplement No. 1

(to Prospectus dated March 29, 2018)

TIMBERLINE RESOURCES CORPORATION

16,000,000 SHARES OF COMMON STOCK

This prospectus supplement supplements the prospectus dated March 29, 2018 (the “Prospectus”), which relates to the resale, transfer or other disposition from time to time of up to 16,000,000 shares of the common stock, par value $0.001 per share, of Timberline Resources Corporation (the “Company”) by the selling shareholders as further described in the Prospectus.  The shares of common stock registered for sale are as follows:

•

 8,000,000 shares of common stock held by selling security holders; and

•

 8,000,000 shares of common stock acquirable upon exercise of common stock purchase warrants at an exercise price of $0.40 per share.

The shares of common stock and warrants held by the selling shareholders were issued to such selling shareholders pursuant to private transactions between the Company and the selling shareholders. The selling shareholders may sell or otherwise dispose of the shares of common stock covered by this prospectus or interests therein on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. Additional information about the selling shareholders, and the times and manner in which they may offer and sell shares of common stock under this prospectus, is provided in the sections entitled “Selling Shareholders” and “Plan of Distribution” of the Prospectus

This prospectus supplement incorporates into the Prospectus the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 4, 2018. Pursuant to the information regarding the Company’s former Talapoosa Project as set forth in the Form 8-K, all information regarding the Company’s Talapoosa Project contained in the Prospectus should be disregarded as no longer applicable to the business of the Company. The Company’s business will instead focus on the exploration of its Eureka Project  as described in the Prospectus.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our shares of common stock are traded on the TSX Venture Exchange (the “TSX-V”) under the symbol “TBR” and quoted on the OTCQB under the symbol “TRLS” On April 11, 2018, the last reported closing bid price of our shares of common stock was $0.08 per share on the OTCQB and C$0.10 per share on the TSX-V.

AN INVESTMENT IN OUR SECURITIES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK  FACTORS” BEGINNING ON PAGE 8 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 12, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report:  March 31, 2018

(Date of earliest event reported)

Timberline Resources Corporation

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055

_____________________________________

Delaware	82-0291227
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 East Lakeside Avenue

Coeur d’Alene, Idaho 83814

(Address of principal executive offices, including zip code)

(208) 664-4859

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 1.02

Termination of a Material Definitive Agreement

On March 12, 2015, Timberline Resources Corporation (the “Company”, “Timberline” or the “Registrant”) entered into a property option agreement (the “Option Agreement”) by and among the Company and Talapoosa Development Corp., as buyers, and American Gold Capital US Inc., Gunpoint Exploration US Ltd. and Gunpoint Exploration Ltd. (“Gunpoint”), as sellers, pursuant to which the sellers granted the Company an exclusive and irrevocable option (the “Option”) to purchase a 100% interest in and to the sellers’ Talapoosa project (the “Project”), as more fully described in the Company’s Current Report on Form 8-K filed with the Commission on March 17, 2015, which is incorporated herein by reference.

On October 19, 2016, the Company and the sellers amended the Option Agreement to revise certain of the payment terms of the Option, including among other payment requirements, the requirement that on March 31, 2018, the Company pay to the sellers U.S.$2,000,000 in cash and issue one million shares of the Company’s common stock to the sellers, as more fully described in the Company’s Current Report on Form 8-K filed with the Commission on November 17, 2016, which is incorporated herein by reference

On March 31, 2018, the Company did not make the required payment of U.S.$2,000,000 to the sellers or issue the one million shares of common stock to the sellers.  As a result, pursuant to the terms of the Option Agreement, as amended, the Option Agreement terminated at 11:59 pm Coeur D’Alene time on March 31, 2018.  As a result of the termination of the Option Agreement, ownership of the Project reverted back to the sellers and the Company retains no interest in the Project.

American Gold Capital US Inc., a subsidiary of Gunpoint, currently holds 3,000,000 shares of common stock of the Company, representing approximately 8.3% of the Company’s issued and outstanding shares as of the date of this report.

Item 7.01 Regulation FD Disclosure.

On April 3, 2018, the Company issued a press release entitled “Timberline Resources Re-initiates Eureka Project Exploration and Relinquishes Talapoosa Property Option”.

In accordance with General Instruction B.2 of Form 8-K, the information set forth herein and in the press release attached hereto is deemed to be “furnished” and shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended.  The information set forth in Item 7.01 of this Current Report on Form 8-K shall not be deemed an admission as to the materiality of any information in this Current Report on Form 8-K that is required to be disclosed solely to satisfy the requirements of Regulation FD.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.

Description

99.1

Press Release of Timberline Resources Corporation dated April 3, 2018*

*The foregoing exhibit relating to Item 7.01 is intended to be furnished to, not filed with, the SEC pursuant to Regulation FD.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION
Date: April 4, 2018	By:	/s/ Steven A. Osterberg
Steven A. Osterberg Chief Executive Officer

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Timberline Resources Re-initiates Eureka Project Exploration and Relinquishes Talapoosa Property Option

Coeur d’Alene, Idaho – April 3, 2018 – Timberline Resources Corporation (OTCQB: TLRS; TSX-V: TBR) (“Timberline” or the “Company”) announces that it is refocusing its exploration efforts on advancing the Windfall and Lookout Mountain projects at its Eureka property, concurrent with relinquishing its option to acquire the Talapoosa project.  Eureka is a district-scale exploration property in Nevada’s prolific Battle Mountain – Eureka gold trend that hosts numerous world-class gold deposits.

Timberline’s President and CEO, Steve Osterberg commented, “We are excited about returning our focus to the Eureka project. While we investigated numerous financing alternatives in the current market environment, we were unable to meet the significant payment obligations related to the Talapoosa option.  We believe that current and future available resources will be better directed toward advancing our substantial gold resources at Lookout Mountain and the very promising Windfall target at Eureka.”

Eureka Project:   Windfall Target

Timberline intends to resume exploration activities at the Eureka Property this field season with particular emphasis on the Windfall Target.  At Windfall, historic gold production exceeded 100,000 ounces, with historic drilling including an intercept of 75 feet which returned 0.153 opt gold (22.9 metres of 5.24 g/t gold).  Recent drilling of six holes in 2015 successfully tested on-strike, offset, and down-dip extensions of the historic gold mineralization that was mined in the 1980’s by a previous operator.

The six drill holes completed (BHWF-036 to 041) tested a strike length of approximately 3,000 feet and intersected gold mineralization consistent with results from over 600 historic drill holes.

Results of the 2015 drill program at Windfall are presented in the table below:

Drill Hole	From (feet)	Length (feet)(1)	Gold (opt)	From (meters)	Length (meters)(1)	Gold (g/t)
BHWF-036	290	40	0.04	88.4	12.2	1.26
BHWF-037	185	90	0.06	56.4	27.4	2.20
including	185	45	0.11	56.4	13.7	3.68
BHWF-038	420	80	0.01	128.0	24.4	0.32
including	495	5	0.045	150.9	1.52	1.45
BHWF-039	380	35	0.01	115.8	10.7	0.46
BHWF-040	290	80	0.09	88.4	24.4	3.04
including	305	20	0.26	93.0	6.1	8.79
BHWF-041	230	60	0.04	70.1	18.3	1.24

The company anticipates calculation of an estimated NI 43-101 resource on the Windfall trend, which is expected to confirm the Company’s exploration target potential and to augment the total gold resource at the Eureka property. Additional field studies are planned to include geologic and geochemical surveys for target expansion.

Eureka Project:  Lookout Mountain Resource and Technical Information

Timberline’s current gold resource estimate at Lookout Mountain, which was prepared by Mine Development Associates (“MDA”) of Reno, Nevada, consists of:

Lookout Mountain Gold Resource(1)(2)(3)
Resource Category	Short Tons	Metric Tonnes	Ounces of Gold per Ton (opt)	Grams of Gold per Tonne (g/t)	Gold Ounces

Measured	3,043,000	2,761,000	0.035	1.20	106,000
Indicated	25,897,000	23,493,000	0.016	0.55	402,000
Measured & Indicated	28,940,000	26,254,000	0.018	0.62	508,000

Inferred	11,709,000	10,622,000	0.012	0.41	141,000

Notes:

1)

0.006 opt (0.21 g/t) cut-off applied to oxidized material to capture mineralization potentially available to open pit extraction and heap leach processing.  0.030 opt (1.03 g/t) cut-off applied to unoxidized material to capture mineralization potentially available to open pit extraction and lower heap leach recoveries or sulfide processing.

2)

Rounding may cause apparent discrepancies.

3)

Refer to Updated Technical Report on the Lookout Mountain Project, MDA, Effective March 1, 2013, Filed on SEDAR April 12, 2013.

Refer to Timberline’s website for the full MDA Resource Estimate with various cut-off grades.

About Timberline Resources

Timberline Resources Corporation is focused on advancing district-scale gold exploration and development projects in Nevada, including its 23 square-mile Eureka project lying on the Battle Mountain-Eureka gold trend.  At Eureka, the Company continues to advance its Lookout Mountain and Windfall project areas.  Exploration potential occurs within three separate structural-stratigraphic trends defined by distinct geochemical gold anomalies.  Timberline also owns the Seven Troughs property in northern Nevada, known to be one of the state's highest grade, former producers.

Timberline is listed on the OTCQB where it trades under the symbol "TLRS" and on the TSX Venture Exchange where it trades under the symbol "TBR".

Forward-looking Statements

Statements contained herein that are not based upon current or historical fact are forward-looking in nature and constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties.  These statements include but are not limited to statements regarding re-establishing focus on advancing the Windfall and Lookout Mountain projects at the Eureka property, future available resources being better directed toward advancing the gold resources at Eureka, advancement of the gold resources at Lookout Mountain, promising Windfall targets, intentions to resume exploration activities at the Eureka Property this field season, calculation of an estimated NI 43-101 resource on the Windfall trend, confirmation of the Company’s exploration target potential, augmentation of the total gold resource at the Eureka property, additional field studies to include geologic and geochemical surveys for target expansion, the advancement of projects, and exploration potential.  When used herein, the words "anticipate," "believe," "estimate," “upcoming,” "plan," “target”, "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, its subsidiaries, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks related to changes in the Company’s business and other factors, including risk factors discussed in the Company's Annual Report on Form 10-K for the year ended September 30, 2017.  Except as required by law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates

Certain of the technical information referenced in this press release uses the terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended; however, these terms are not defined terms under the United States Securities and Exchange Commission’s (the “SEC”) Industry Guide 7 (“Guide 7”) and are normally not permitted to be used in reports and registration statements filed with the SEC. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by Guide 7 standards as in place tonnage and grade without reference to unit measures. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. As a reporting issuer in Canada, we are required to prepare reports on our mineral properties in accordance with NI 43-101. Investors are cautioned not to assume that any part or all of mineral deposits in the above categories will ever be converted into Guide 7 compliant reserves.

For Further Information Please Contact:

Steven A. Osterberg

President and CEO

Tel:   208-664-4859

E-mail:  info@timberline-resources.com

Website:  www.timberline-resources.com